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CRAWFORD & COMPANY (REGISTRANT)
5620 Glenridge Dr.
Atlanta, GA 30342

December 2, 2005


VIA EDGAR AND FACSIMILE

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Mr. Oscar M. Young, Jr., Senior Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      CRAWFORD & COMPANY
         FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
         FILED MARCH 15, 2005
         FILE NO. 001-10356

Dear Mr. Rosenberg and Mr. Young:

This letter sets forth the responses of Crawford & Company (the "Company" or "we" or "our") to the verbal comments of the staff of the Securities and Exchange Commission (the "Commission") received by us on November 16, 2005 related to our response dated October 28, 2005 to your letter dated September 26, 2005 ("Comment Letter") pertaining to our Form 10-K for the year ended December 31, 2004. We have repeated below the staff's comments from the Comment Letter that were the subject of your verbal comments. We understand that all the other responses contained in our October 28, 2005 letter were satisfactory to you.

EXHIBIT 13.1 -- PORTIONS OF THE REGISTRANT'S ANNUAL REPORT
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

         1. Please tell us how your presentation of "operating earnings," which excludes net corporate interest and income taxes (apparently, recurring items), complies with Item 10(e) of Regulation S-K. In doing so, please address Answers 8 and 21 of the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures." In this regard, while reporting consolidated "operating earnings" may be necessary to provide the reconciliation of segment "operating earnings" required by paragraph 32(b) of SFAS 131, it does not appear appropriate to present and discuss consolidated "operating earnings" as a measure that would be useful to investors in evaluating your consolidated results of operations.

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Mr. Jim B. Rosenberg and Mr. Oscar M. Young, Jr.
December 2, 2005
Page 2 of 5



                  COMPANY'S RESPONSE:

                  In our prior response dated October 28, 2005, we indicated that we believe consolidated operating earnings is a measure that is useful to investors in evaluating our consolidated results of operations. However, after further discussion with you, we agree that, since we discuss operating earnings only at the segment level, it is not necessary to present consolidated operating earnings. Accordingly, we will discontinue presenting operating earnings on a consolidated basis in future filings with the Commission.


CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

         3. Please tell us how your inclusion of tax benefit from exercise of stock options in comprehensive income complies with SFAS 130, as paragraphs 8 and 9 appear to indicate that investments by owners should not be included.

                  COMPANY'S RESPONSE:

                  In our prior response dated October 28, 2005, we agreed with you that the tax benefit from the exercise of stock options recorded in 2002 should have been credited to Additional Paid-In Capital rather than Other Comprehensive Income. We disclosed that the error occurred and corrected the error in our Form 10-Q filed for the quarterly period ended September 30, 2005. We also concluded in our prior response that our historical financial statements did not need to be restated for this error and that amended filings with the Commission for interim and annual periods in 2005, 2004, 2003 and 2002 were not required. You have asked us in your verbal comments to clarify our basis for this conclusion.

                  We understand that comprehensive income is an important financial measure required by generally accepted accounting principles and that any misstatement of comprehensive income is a serious matter. However, after evaluating the issue and discussing the matter with our audit committee, independent accountants and outside legal counsel, we concluded that we did not need to amend our prior filings with the Commission for the following reasons:

                  - The error occurred in 2002. Our 2005 10-K will be filed next quarter and will exclude the 2002 year. Given the passage of time and the nature of the error, we do not believe that it would be beneficial to the users of our financial statements to incur the costs involved in restating our historical financial statements and amending prior filings with the Commission.

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Mr. Jim B. Rosenberg and Mr. Oscar M. Young, Jr.
December 2, 2005
Page 3 of 5


                  - We did actually realize a tax benefit from the exercise of stock options, and this tax benefit was correctly determined and specifically disclosed as a separate line item in the 2002 Consolidated Statement of Shareholders' Investment. The error was not intentional and since the amount was presented as a separate line item in the statement of shareholders' investment, the accounting treatment was clear to readers of our financial statements.

                  - The error did not mask any change in earnings or other trends, including trends in other comprehensive income or loss or total comprehensive income or loss. The error did not change a loss into income or income into a loss. The error represented less than 5% of the adjusted accumulated other comprehensive loss as of December 31, 2002. Defining the error as a percentage of total comprehensive loss in 2002 is somewhat problematic given the large $43.2 million minimum pension liability adjustment recorded in that period. In paragraph 13 of SFAS No.130, "Reporting Comprehensive Income," the FASB states, "Although total comprehensive income is a useful measure, information about the components that make up comprehensive income also is needed. A single focus on total comprehensive income is likely to result in a limited understanding of an enterprise's activities. Information about the components of comprehensive income often may be more important than the total amount of comprehensive income." The fact that we disclosed the tax benefit as a separate line item in the 2002 Consolidated Statement of Shareholders' Investment was an important consideration for us in assessing the materiality of the error.

                  - The error did not hide a failure to meet analysts' consensus expectations for the Company since, as we noted in our prior response, analysts covering the Company do not report on comprehensive income or loss. The error did not affect consolidated shareholders' investment, assets, liabilities, revenues, expenses, cash flows, net income or earnings per share at December 31, 2002 or in any subsequent period.

                  - The error did not concern a segment or other portion of the Company's business that has been identified as playing a significant role in the Company's operations or profitability.

                  - The error did not affect the Company's compliance with any regulatory requirements.

                  - The error had no effect on the Company's compliance with loan covenants or other contractual requirements.

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Mr. Jim B. Rosenberg and Mr. Oscar M. Young, Jr.
December 2, 2005
Page 4 of 5


                     -     The error had no effect on management's compensation.

                     -     The error did not conceal an unlawful transaction.

                  Staff Accounting Bulletin No. 99 -- Materiality, provides the following guidance in assessing materiality in preparing financial statements:

                  "The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that -- without considering all relevant circumstances -- a deviation of less than the specified percentage with respect to a particular item on the registrant's financial statements is unlikely to be material. The staff has no objection to such a "rule of thumb" as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant's financial statements. A matter is "material" if there is a substantial likelihood that a reasonable person would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows:

                  The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item...Magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment."

                  Based on the nature of the error as described above and in light of the surrounding circumstances, we believe that the judgment of a reasonable person relying upon our historical financial statements would not have been changed or influenced by this error. Accordingly, we do not believe it would be beneficial to the users of our financial statements to incur the costs involved in restating our historical financial statements and amending our prior filings with the Commission.


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Mr. Jim B. Rosenberg and Mr. Oscar M. Young, Jr.
December 2, 2005
Page 5 of 5


In reference to all responses above, the Company is aware that: it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter fully responds to the questions you raised in your verbal comments to us dated November 16, 2005. However, if there are any further questions, please contact me at (404) 847-4571 or at the address on record for Crawford & Company.


Sincerely,

/s/ John F. Giblin

John F. Giblin
Executive Vice President and Chief Financial Officer


cc:      Mr. Thomas W. Crawford, President and Chief Executive Officer
         Mr. W. Bruce Swain, Jr., Senior VP and Controller (Principal Accounting
           Officer)
         Mr. Robert T. Johnson, Chairman of the Audit Committee of the Board of
           Directors
         Ernst & Young, Atlanta, GA
         King & Spalding, Atlanta, GA